FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: September 30, 1998 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Jones,	Kenneth	E		05/11/01		Landec Corporation (LNDC)

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)		6.	If Amendment, Date of Original (Month/Day/Year)
	c/o Globe Wireless 550 Pilgrim Drive, Suite F					X	Director	10% Owner
(Street)						Officer (give title below)		Other (specify below)
	Foster City, CA 94404								7.	Individual or Joint/Group Filing
										(Check Applicable Line)
	(City)	(State)	(Zip)							X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock(1)		206,000		I		by Corporation

	Common Stock(2)		526,492		I		by Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

See continuation page(s) for footnotes
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ KENNETH E. JONES **Signature of Reporting Person	5/21/2001 Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by Western General Corporation, a portion of which may be deemed attributable to the reporting person because the reporting person is president and director of Western General Corporation. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by Seahawk Investment Trust, a portion of which may be deemed attributable to the reporting person because the reporting person is a trustee of Seahawk Investment Trust. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.
Page 2 SEC 1473 (7-97)